UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File No. 001-13251

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SALLIE MAE 401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

SLM CORPORATION

300 Continental Drive

Newark, Delaware 19713

Sallie Mae 401(k) Savings Plan

December 31, 2012 and 2011

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they were not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of the Board of Directors of SLM Corporation,

the Retirement Committee, and to the Trustees of Sallie Mae 401(k) Savings Plan

We have audited the accompanying statement of net assets available for benefits of Sallie Mae 401(k) Savings Plan (the “Plan”) as of December 31, 2012, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the 2012 basic financial statements as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audit of the 2012 financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2012 financial statements taken as a whole.

/s/ CohnReznick LLP

Vienna, Virginia

June 26, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of the Board of Directors of SLM Corporation,

the Retirement Committee, and to the Trustees of Sallie Mae 401(k) Savings Plan

We have audited the accompanying statement of net assets available for benefits of Sallie Mae 401(k) Savings Plan (the “Plan”) as of December 31, 2011. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/ Reznick Group, P.C.

Vienna, Virginia

June 15, 2012

Sallie Mae 401(k) Savings Plan

Statements of Net Assets Available for Benefits

As of December 31, 2012 and 2011

	2012	2011
Assets
Investments, at fair value (Note 4)	$420,166,668	$380,703,710

Receivables:
Notes receivable from participants	9,876,883	9,516,897

Total receivables	9,876,883	9,516,897

Net assets available for benefits	$430,043,551	$390,220,607

The accompanying notes are an integral part of these financial statements.

Sallie Mae 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2012

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (Note 4)	$38,584,690
Dividends and interest	9,376,692

47,961,382

Interest on notes receivable from participants	340,731

Contributions
Employer	15,884,524
Participant	19,328,911
Rollover	2,861,572

38,075,007

Total additions	86,377,120

Deductions from net assets attributed to:
Benefits paid to participants	46,444,439
Administrative expenses	109,737

Total deductions	46,554,176

Net increase	39,822,944

Net assets available for benefits
Beginning of year	390,220,607

End of year	$430,043,551

The accompanying notes are an integral part of these financial statements.

Sallie Mae 401(k) Savings Plan

Notes to Financial Statements

December 31, 2012

1.	Plan Description

General

The Sallie Mae 401(k) Savings Plan (the “Plan”) is a defined contribution plan established for the benefit of eligible employees electing to participate in the Plan (the “Participants”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The following description of the Plan provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.

The Plan covers substantially all employees of SLM Corporation (the “Company”) and its subsidiaries. Eligible employees may participate in the Plan after one month of service.

Fidelity Management Trust Company (“Fidelity”) is the Plan Trustee. An affiliate of Fidelity, Fidelity Investments Institutional Operations Company, Inc. (“FIIOC”), serves as recordkeeper.

Contributions and vesting

Participants are eligible to contribute from 1 to 75 percent of their eligible compensation to the Plan, in increments of whole percentages, up to the Internal Revenue Service (“IRS”) maximum of $17,000 for 2012. The Plan allows participants who will attain age 50 in the current Plan year to make catch-up contributions into the Plan up to the IRS maximum of $5,500 for 2012. Participants may also contribute amounts into the Plan rolled over from qualified employer plans in which they had previously participated.

The Company makes a matching contribution after one year of service of 100 percent on the first three percent of a Participant’s contributions and 50 percent on the next two percent of a Participant’s contributions. Effective January 1, 2013, a participant will receive a matching contribution after six months of service. These matching contributions and related earnings vest immediately. The Company also makes a contribution in an amount equal to one percent of eligible compensation to each eligible employee after one month of service, which contribution vests after one year of service. Employees subject to the service contract act regulations may be eligible to receive fully vested employer contributions based on the service contract fringe benefit differential rate compared with the Company cost of benefits they have elected.

Participants forfeit their right to Company contributions that are unvested at the time of their termination of service. During 2012, Company contributions were reduced by $122,472 from previously forfeited non-vested accounts. Unused forfeitures at December 31, 2012 and 2011 totaled $5,052 and $4,450, respectively, which will be used to offset future Company contributions.

The Plan also allows the Company to make a discretionary profit sharing contribution, whereby the Company determines the amount of net profits, if any, to contribute to the Plan. The Company did not make any profit sharing contributions for the year ended December 31, 2012.

Benefit distributions from the terminated Sallie Mae Cash Account Retirement Plan commenced November 2011. In conjunction with that plan’s termination, a participant could elect to rollover their lump sum into the Plan if actively employed. Rollover contributions of $619,706 during 2012 were received from the Sallie Mae Cash Account Retirement Plan.

Sallie Mae 401(k) Savings Plan

Notes to Financial Statements

December 31, 2012

Notes receivable from Participants

Participants may generally borrow up to 50 percent of their vested benefit to a maximum of $50,000. Participants may have no more than two loans outstanding at any time. The term of a loan will be three or five years, at the election of the Participant, except for a loan to purchase the Participant’s principal residence, which can be repaid over 20 years. Loans are secured by the Participant’s account balance, bear interest at the prime rate reported quarterly by the Federal Reserve, and are repaid biweekly through automatic payroll deductions. In addition, Participants may repay all or a portion (in $500 increments) of such loans at any time. Loans allowable under the Plan instrument, collateralized by Participant account balances, are due in varying installments through 2032, with interest rates ranging from 3.25% to 9.50%.

Investment elections

The Plan offers a variety of investment options, including various registered investment companies, a unitized employer stock fund and a money market fund. In addition, Participants have the option to make contributions to a self-directed brokerage account. Under the self-directed brokerage account, Participants may direct investments in any security or other investments offered by Fidelity, regardless of whether they are included as investment options offered by the Plan. The one percent Company contribution will be made to the default investment, if a Participant does not make an investment election. The default fund is the Fidelity Freedom Fund, based on the Participant’s date of birth and year in which the Participant attains age 65.

Participant accounts

Each Participant’s account is credited with the Participant’s and the Company’s contributions and their portion of the Plan’s earnings (losses). Plan earnings (losses) are allocated based on the Participant’s designated investments of their account balances, as defined. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested account.

Payment of benefits

Participants may withdraw funds from their account upon retirement, disability, separation from employment, attainment of age 59-1/2, and certain other times as specified in the Plan document. Distributions shall be made in a lump sum in cash, in the Company’s common stock, or a combination thereof, reduced by the outstanding balance of any loans not repaid by the Participant.

Administrative expenses

Participants pay fees relating to such Participant’s loans and withdrawals. Additionally, Participants may pay for commissions associated with common stock purchases and sales and short term transaction fees in certain funds when Participants trade in and out of the funds within the time restriction specified for such funds. Participant costs, including investment management fees charged by the respective funds, are charged directly to the Participant’s account and are reflected in the statement of changes in net assets available for benefits. The Company bears the remaining cost of Plan administration.

Plan administration

The Retirement Committee administers the Plan. The Investment Advisory Committee, a subcommittee of the Retirement Committee, is responsible for development of Plan investment policies and guidelines. Officers of the Company or its subsidiaries presently serve as Retirement Committee members. The administrative functions of the Plan are primarily performed by the Company or its subsidiaries. The Plan did not pay the Company, its subsidiaries or the Retirement Committee for their services.

Sallie Mae 401(k) Savings Plan

Notes to Financial Statements

December 31, 2012

2.	Summary of Significant Accounting Policies

Basis of accounting

The Plan maintains its accounting records on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Fair value measurements

FASB’s Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 specifies a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. Classification is based on the lowest level of input that is significant to the fair value of the instrument. The three levels are as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of financial instruments included in Level 1 are highly liquid instruments with quoted prices;

Level 2 – Inputs from active markets, other than quoted prices for identical instruments, are used to model fair value. Significant inputs are directly observable from active markets for substantially the full term of the asset or liability being valued; and

Level 3 – Pricing inputs significant to the valuation are unobservable. Inputs are developed based on the best information available; however, significant judgment is required by management in developing the inputs.

The related disclosures are in Note 4.

Investment valuation and income recognition

Investments held by the Plan at December 31, 2012 consist of various registered investment companies, a unitized employer stock fund, a money market fund, and a self-directed brokerage option. Money market funds are carried at cost, which approximates fair value. Common stock, securities and brokerage account investments traded on national securities exchanges are carried at market value based on the closing price on the last business day of the year. The fair value of registered investment companies is determined based on the net asset value for shares held at year-end. The unit value of the Sallie Mae Stock Fund is based on the closing price of the Company’s stock and the value of the money market component on the last business day of the Plan year. The Company’s stock is listed and traded on the NASDAQ Global Select Market since December 12, 2011. Previously, the common stock was listed and traded on the New York Stock Exchange. Investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and asked prices.

The information in Note 4 presents the net appreciation in the fair value of investments, which consists of realized gains or losses and unrealized appreciation or depreciation on those investments. Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis. Purchases and sales of securities are recorded on the trade date.

Notes receivable from Participants

Notes receivable from Participants are valued at the outstanding principal balance, which represents the exit value upon collection, either by repayment or by deemed distribution if not repaid.

Sallie Mae 401(k) Savings Plan

Notes to Financial Statements

December 31, 2012

Contributions

Contributions made by employees electing to participate in the Plan under salary reduction agreements and Company contributions are recorded when payable into the Plan.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Such estimates include those regarding fair value. Actual results could differ significantly from those estimates.

Risks and uncertainties

The Plan provides for various investment options. Such investments are subject to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term, including a decrease in value, and that such changes could materially affect Participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Benefit payments

Benefits are recorded when paid.

Subsequent events

Subsequent events have been evaluated through the report date of these financial statements.

3.	Investments

The individual investments representing five percent or more of the fair value of net assets available for benefits at December 31, 2012 and 2011 are reflected in the table below.

Fund Name	2012	2011
Fidelity Retirement Government Money Market	$44,116,975	$49,056,515
Spartan 500 Index	46,211,548	41,214,008
Fidelity Contrafund	42,850,182	38,313,265
Fidelity Diversified International	—	24,439,304
Pimco Total Return Institutional	28,719,451	23,745,771
Fidelity Freedom 2030	26,659,150	23,439,470
Fidelity Balanced	24,104,921	21,764,378
AllianzGI NFJ International	27,894,443	—

Sallie Mae 401(k) Savings Plan

Notes to Financial Statements

December 31, 2012

4.	Fair value measurements

The fair value of Plan investments at December 31, 2012 and 2011 is shown in the tables below.

		Based on
	Fair Value at	Quoted prices in	Other	Unobservable
	December 31,	active markets	observable	inputs
	2012	(Level 1)	inputs (Level 2)	(Level 3)
Registered investment companies
Large Cap	$117,540,022	$117,540,022
Blended	103,443,419	103,443,419	$—	$—
Short term investments	44,116,975	44,116,975	—	—
Mid-Cap	30,196,613	30,196,613	—	—
International	27,894,443	27,894,443	—	—
Bond	47,587,120	47,587,120	—	—
Small Cap	24,077,957	24,077,957	—	—
Sallie Mae Stock Fund	18,121,173	18,121,173	—	—
Self-directed brokerage account	7,188,946	7,188,946	—	—

Total Investments	$420,166,668	$420,166,668	$—	$—

		Based on
	Fair Value at	Quoted prices in	Other	Unobservable
	December 31,	active markets	observable	inputs
	2011	(Level 1)	inputs (Level 2)	(Level 3)
Registered investment companies
Large Cap	$106,157,993	$106,157,993	$—	$—
Blended	89,733,392	89,733,392	—	—
Short term investments	49,056,515	49,056,515	—	—
Mid-Cap	26,729,589	26,729,589	—	—
International	24,439,304	24,439,304	—	—
Bond	40,521,610	40,521,610	—	—
Small Cap	22,701,138	22,701,138	—	—
Sallie Mae Stock Fund	14,792,661	14,792,661	—	—
Self-directed brokerage account	6,571,508	6,571,508	—	—

Total Investments	$380,703,710	$380,703,710	$—	$—

Sallie Mae 401(k) Savings Plan

Notes to Financial Statements

December 31, 2012

The net investment income for the year ended December 31, 2012 is summarized as follows:

Dividends and interest	$9,376,692
Net appreciation in fair value of investments related to:
Registered investment companies	33,721,306
Sallie Mae Stock Fund	4,084,212
Self-directed brokerage account	779,172

$47,961,382

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Participants would become 100 percent vested in their Company contributions.

6.	Related Party Transactions

Certain Plan investments are shares of registered investment companies or amounts of the Sallie Mae Stock Fund managed by Fidelity. Fidelity is the trustee as defined by the Plan and therefore these transactions qualify as party-in-interest. Fees paid by the Plan for administrative services were $109,737 for the year ended December 31, 2012.

Additionally, the Plan has investments in the Sallie Mae Stock Fund comprised principally of SLM Corporation common stock. At December 31, 2012 and 2011, the Plan held 1,371,225 units and 1,423,925 units, respectively, valued at $18,121,173 and $14,792,661, respectively. During 2012, 394,942 units in the amount of $4,775,521 were purchased and 447,642 units in the amount of $5,533,143 were sold related to the Sallie Mae Stock Fund. Such transactions qualify as party-in-interest transactions, as SLM Corporation is the Plan’s sponsor.

7.	Income Tax Status

The IRS has determined and informed the Plan by letter dated October 23, 2012, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (the “IRC”). Although the Plan has been amended since the date of the letter, the Plan administrator believes that the Plan and related trust are operating in accordance with the IRC and are qualified under Section 401(a) of the IRC. Accordingly, no provision for income taxes has been made.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

Sallie Mae 401(k) Savings Plan

Notes to Financial Statements

December 31, 2012

8.	Litigation

On May 8, 2008, a purported class action lawsuit was filed against the Company, certain officers, retirement plan fiduciaries, and the Board of Directors of the Company alleging breaches of fiduciary duties and prohibited transactions in violation of ERISA arising out of alleged false and misleading public statements regarding the Company’s business made between January 18, 2007 and “the present” (the “401K Class Period”) by participants in the Plan and the Retirement Savings Plan (together, the “401K Plans”) whose accounts included investments in the Company’s common stock. This case and similar cases subsequently filed were consolidated into In Re SLM Corporation ERISA Litigation, formerly in the U.S. District Court for the Southern District of New York.

On September 24, 2010, this case was dismissed; however, the Plaintiffs appealed to the U.S. Court of Appeals for the Second Circuit. On December 26, 2012, the appellate court affirmed the U.S. District Court’s decision dismissing the class action complaint in its entirety against all defendants. Plaintiffs failed to timely appeal the decision to the U.S. Supreme Court, effectively bringing this matter to a close.

SUPPLEMENTAL SCHEDULE

Identity of issuer, borrower of similar entity	Description of Investment	Current value
Spartan 500 Index	Registered Investment Company	$46,211,548
Fidelity Retirement Government Money Market	Registered Investment Company	44,116,975
Fidelity Contrafund	Registered Investment Company	42,850,182
Pimco Total Return Institutional	Registered Investment Company	28,719,451
AllianzGI NFJ International	Registered Investment Company	27,894,443
Fidelity Freedom 2030	Registered Investment Company	26,659,150
Fidelity Balanced	Registered Investment Company	24,104,921
Fidelity Freedom 2040	Registered Investment Company	18,881,395
Spartan US Bond Index Is	Registered Investment Company	18,867,669
Sallie Mae Stock Fund	Common Stock Fund	18,121,173
Fidelity Freedom 2020	Registered Investment Company	17,896,906
Loomis SM CP Grth IS	Registered Investment Company	17,385,488
Fidelity Low Priced Stock K	Registered Investment Company	16,381,432
Fidelity OTC K	Registered Investment Company	16,165,207
Invs Comstock A	Registered Investment Company	12,313,085
Msif Mid Cap Growth P	Registered Investment Company	12,293,429
Brokeragelink	Self-directed brokerage account	7,188,946
GS Small Cap Value Inst	Registered Investment Company	6,692,469
Fidelity Freedom 2010	Registered Investment Company	6,525,694
Fidelity Freedom 2025	Registered Investment Company	2,669,498
Victory Estb Value A	Registered Investment Company	1,521,752
Fidelity Freedom 2050	Registered Investment Company	1,385,247
Fidelity Freedom Income	Registered Investment Company	1,171,908
Fidelity Freedom 2055	Registered Investment Company	1,010,569
Fidelity Freedom 2045	Registered Investment Company	911,948
Fidelity Freedom 2015	Registered Investment Company	772,513
Fidelity Freedom 2035	Registered Investment Company	740,901
Fidelity Freedom 2000	Registered Investment Company	708,759
Fidelity Freedom 2005	Registered Investment Company	4,010
Participant Loans:
Plan Participants *	Loans allowable under the plan instrument, collateralized by Participant account balances, are due in varying installments through 2032, with interest rates ranging from 3.25% to 9.50%	9,876,883

Total		$430,043,551

*	Denotes a party-in-interest

Note: Cost information is not required for participant-directed investments and therefore not included.

See Report of Independent Registered Public Accounting Firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SALLIE MAE 401(K) SAVINGS PLAN

Date: June 27, 2013	/s/ Somsak Chivavibul
Senior Vice President — Financial Planning & Analysis On behalf of the Sallie Mae 401(K) Savings Plan Retirement Committee

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm – CohnReznick LLP

23.2	Consent of Independent Registered Public Accounting Firm – Reznick Group, P.C.